Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This filing contains forward-looking statements, including the anticipated closing date of the proposed merger between VERITAS and Symantec Corporation, that involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from results expressed or implied by the press release attached to this filing. Such risk factors include the satisfaction of all remaining closing conditions to the transaction. Actual results may differ materially from those contained in the forward-looking statements in this filing. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this filing.

Symantec Corporation has filed a registration statement on Form S-4 containing a definitive joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing because it contains important information about the merger. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov <file://www.sec.gov> or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523.

The following press release was issued by Symantec Corporation and VERITAS Software Corporation on June 24, 2005.

News Release

FOR IMMEDIATE RELEASE
Media Contacts:	Investor Contacts:
Genevieve Haldeman	Helyn Corcos
Symantec Corporation	Symantec Corporation
408-517-7642	408-517-8324
glhaldeman@symantec.com	hcorcos@symantec.com

Marlena Fernandez	Renee Budig
VERITAS Software	VERITAS Software
650-527-3778	650-527-4047
marlena.fernandez@veritas.com	renee.budig@veritas.com

SYMANTEC AND VERITAS STOCKHOLDERS OVERWHELMINGLY APPROVE MERGER

CUPERTINO, Calif. – Jun. 24, 2005 – Symantec Corp. (Nasdaq: SYMC) and VERITAS Software Corp. (Nasdaq: VRTS) today announced that their respective stockholders have approved matters relating to the proposed merger between the two companies at the special meetings of stockholders held today. Of the 76 percent of outstanding Symantec shares that were voted, nearly 95 percent were cast in favor of the merger. Of the 73 percent of outstanding VERITAS shares that were voted, 98 percent were cast in favor of the merger. Pursuant to the terms of the merger agreement, each share of VERITAS common stock will be exchanged for 1.1242 shares of Symantec common stock on the closing of the merger.

Symantec stockholders also approved an increase in the authorized number of shares of Symantec common stock to three billion shares. The merger is expected to close on July 2, 2005.

About VERITAS Software

VERITAS Software, one of the 10 largest software companies in the world, is a leading provider of software and services to enable utility computing. In a utility computing model, IT resources are aligned with business needs, and business applications are delivered with optimal performance and availability on top of shared computing infrastructure, minimizing hardware, and labor costs. With 2004 revenue of $2.04 billion, VERITAS delivers products and services for data protection, storage & server management, high availability, and application performance management that are used by 99 percent of the Fortune 500. More information about VERITAS Software can be found at www.veritas.com.

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Symantec and VERITAS Stockholders Overwhelmingly Approve Merger

About Symantec

Symantec is the global leader in information security providing a broad range of software, appliances, and services designed to help individuals, small and mid-sized businesses, and large enterprises secure and manage their IT infrastructure. Symantec’s Norton brand of products is the worldwide leader in consumer security and problem-solving solutions. Headquartered in Cupertino, Calif., Symantec has operations in more than 35 countries. More information is available at http://www.symantec.com.

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NOTE TO EDITORS: If you would like additional information on Symantec Corporation and its products, please view the Symantec Press Center at http://www.symantec.com/PressCenter/ on Symantec’s Web site. All prices noted are in US dollars and are valid only in the United States.

Symantec and the Symantec logo are trademarks or registered trademarks, in the United States and certain other countries, of Symantec Corporation. Additional company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

VERITAS Software and the VERITAS Software logo are trademarks or registered trademarks of VERITAS Software Corporation or its affiliates in the U.S. and other countries. Other names may be trademarks of their respective owners.

FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements, including with regard to the expected closing date of the pending merger between Symantec and VERITAS, that involve known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from results expressed or implied by this press release. Additional information concerning our respective risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recent periodic reports filed with the SEC on Forms 10-K or 10-Q.

ADDITIONAL INFORMATION AND WHERE TO FIND IT: Symantec Corporation has filed a registration statement on Form S-4 containing a definitive joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the definitive joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 and VERITAS’ annual report for the fiscal year ended December 31, 2004. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523.